Exhibit 99.1

Sun Life completes majority acquisition of InfraRed Capital Partners

TORONTO, WELLESLEY, Mass. and LONDON, July 1, 2020 /CNW/ - Sun Life Financial Inc. ("Sun Life") (TSX: SLF) (NYSE: SLF) today announced the completion of its majority stake acquisition of InfraRed Capital Partners ("InfraRed").

Headquartered in London, U.K., InfraRed is a global infrastructure and real estate manager. InfraRed advises institutional and pooled fund Clients on approximately US$12 billion (C$17 billion) in assets under management, as of March 31, 2020.

InfraRed will be part of SLC Management, Sun Life's alternatives asset management business. The acquisition will broaden SLC Management's investment solutions for institutional Clients to include infrastructure equity and advance sustainable investment options. InfraRed's global infrastructure capabilities are highly complementary to SLC Management's platform of public and private fixed income investments.

"We're excited to complete the acquisition of InfraRed," said Steve Peacher, President, SLC Management. "While the current global environment continues to test all industries and financial markets, we're very confident about the long-term growth in infrastructure investing. The increased demand for infrastructure around the world has not dissipated. Infrastructure investing remains well-positioned, presenting many opportunities for enhancing societies in a post-COVID-19 world."

Peacher added that this transaction also presents opportunities within renewable infrastructure in North America. "We believe there is a compelling case for investing in renewable infrastructure, such as wind farms and solar energy, which can also have a positive impact on the world."

"We are delighted to announce the completion of the transaction agreement between InfraRed and Sun Life. This agreement represents an important milestone in InfraRed's journey and will support our continued evolution, including the launch of a North American renewable infrastructure fund," said Werner von Guionneau, CEO, InfraRed Capital Partners.

von Guionneau added, "High quality, reliable core infrastructure has been essential in delivering to the needs of communities through this crisis. As societies emerge from the coronavirus pandemic, it is more crucial than ever to invest in improving our infrastructure, making it greener and more connected, to ensure we support communities and deliver sustainable returns. This transaction positions us perfectly and will ensure we remain at the forefront of essential and sustainable infrastructure.

"We look forward to working closely with SLC Management and Sun Life to extend our capabilities in North America, with particular focus on the transition to decarbonize energy, where we see enormous opportunity."

With the transaction close, Sun Life acquires an 80% interest in InfraRed. InfraRed's owners have a put option to sell their remaining interest to Sun Life in 2024 and Sun Life has the option to call any remaining interest by the end of 2025.

For additional details on the transaction please refer to the news release and related materials dated December 18, 2019, available.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About InfraRed Capital Partners
InfraRed Capital Partners is an international investment manager focused on infrastructure and real estate. It operates worldwide from offices in London, Hong Kong, New York, Sydney, Seoul and Mexico City. With more than 190 professionals, it manages US$12bn of equity capital in multiple private and listed funds, primarily for institutional investors across the globe. InfraRed Capital Partners is authorised and regulated in the UK by the Financial Conduct Authority.

InfraRed implements best-in-class practices to underpin asset management and investment decisions, promotes ethical behaviour and has established community engagement initiatives to support good causes in the wider community. InfraRed has been a signatory of the Principles of Responsible Investment since 2011 and has been awarded triple A+ score in 2019 PRI assessment.

Over the past 30 years InfraRed has, initially within Charterhouse Bank then at HSBC and latterly independently, established itself as a highly successful developer and custodian of core infrastructure, renewable energy and real-estate assets that play a vital role in supporting sustainable communities.

For more information go to www.ircp.com.

About SLC Management
SLC Management is a global institutional asset manager that offers institutional investors traditional, alternative, and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt.

SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. ("Sun Life") under which Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate.

BentallGreenOak is also part of SLC Management and is a leading, global real estate investment management advisor and a globally-recognized provider of real estate services.

As of March 31, 2020, SLC Management has assets under management of C$236 billion (US$168 billion).

For more information, please visit www.slcmanagement.com.

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Leigh Chalmers
Associate Vice-President, Corporate	Senior Vice-President, Head of Investor Relations &
Communications	Capital Markets
t. 416-979-6070	t. 647-258-8201
rajani.kamath@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:43e 01-JUL-20